UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               FINISHMASTER, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   31787P 10 8
                                 (CUSIP Number)


          Andre B. Lacy                                  Copy to:
   President, Chairman and CEO                   Robert H. Reynolds, Esq.
     Lacy Distribution, Inc.                        Barnes & Thornburg
       LDI Management, Inc.                  11 S. Meridian Street, Suite 1313
  54 Monument Circle, Suite 800                 Indianapolis, Indiana 46204
   Indianapolis, Indiana 46204                        (317) 236-1313
          (317) 237-5400
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 31787P 10 8                                         Page 2 of 11 Pages
----------------------                                      --------------------


1          NAME OF REPORTING PERSON                      Lacy Distribution, Inc.
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                        (b)  [x]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS            BK, AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION                          Indiana
--------------------------------------------------------------------------------
       NUMBER OF      7          SOLE VOTING POWER                           0
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8          SHARED VOTING POWER                 5,587,516*
       OWNED BY      -----------------------------------------------------------
         EACH         9          SOLE DISPOSITIVE POWER                      0
       REPORTING     -----------------------------------------------------------
        PERSON       10          SHARED DISPOSITIVE POWER            5,587,516*
         WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,587,516*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

*        On February 16, 1998,  the Issuer,  LDI  AutoPaints,  Inc.,  an Indiana
         corporation ("AutoPaints"),and Lacy Distribution, Inc., an Indiana corporation ("Distribution"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger was completed on June 30, 1998 (the "Effective Date"). Pursuant to the terms of the Merger
         Agreement, as of the Effective Date, AutoPaints was merged with and into the Issuer, with the Issuer being the surviving corporation. In accordance with the terms of the Merger Agreement, all of the issued and outstanding shares of AutoPaints owned by Distribution and the 4,045,100 shares of common stock of the Issuer owned by AutoPaints immediately prior to the Effective Date were cancelled and converted into the right of Distribution to receive (a) 4,045,100 shares of common stock of the Issuer, issued in respect of the shares owned by AutoPaints that were cancelled in the merger, and (b) 1,542,416 additional shares of common stock of the Issuer, resulting in Distribution owning 5,587,516 shares, or approximately 74.1%, of the common stock of the Issuer. A copy of the Merger Agreement is attached hereto as Exhibit 3. Distribution is a wholly-owned subsidiary of LDI, Ltd., an Indiana limited partnership ("LDI"). LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. In addition to the shares listed in column 11, Andre B. Lacy also owns 12,000 shares directly and has 14,400 shares subject to options exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 31787P 10 8                                        Page 3 of 11 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                                    LDI, Ltd.
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS            BK, AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION                          Indiana
--------------------------------------------------------------------------------
       NUMBER OF     7          SOLE VOTING POWER                           0
        SHARES      ------------------------------------------------------------
     BENEFICIALLY    8          SHARED VOTING POWER                 5,587,516*
       OWNED BY     ------------------------------------------------------------
         EACH        9          SOLE DISPOSITIVE POWER                      0
       REPORTING    ------------------------------------------------------------
        PERSON      10          SHARED DISPOSITIVE POWER            5,587,516*
         WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,587,516*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             74.1%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             PN, HC
--------------------------------------------------------------------------------

*        On February 16, 1998,  the Issuer,  LDI  AutoPaints,  Inc.,  an Indiana
         corporation ("AutoPaints"),and Lacy Distribution, Inc., an Indiana corporation ("Distribution"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger was completed on June 30, 1998 (the "Effective Date"). Pursuant to the terms of the Merger
         Agreement, as of the Effective Date, AutoPaints was merged with and into the Issuer, with the Issuer being the surviving corporation. In accordance with the terms of the Merger Agreement, all of the issued and outstanding shares of AutoPaints owned by Distribution and the 4,045,100 shares of common stock of the Issuer owned by AutoPaints immediately prior to the Effective Date were cancelled and converted into the right of Distribution to receive (a) 4,045,100 shares of common stock of the Issuer, issued in respect of the shares owned by AutoPaints that were cancelled in the merger, and (b) 1,542,416 additional shares of common stock of the Issuer, resulting in Distribution owning 5,587,516 shares, or approximately 74.1%, of the common stock of the Issuer. A copy of the Merger Agreement is attached hereto as Exhibit 3. Distribution is a wholly-owned subsidiary of LDI, Ltd., an Indiana limited partnership ("LDI"). LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. In addition to the shares listed in column 11, Andre B. Lacy also owns 12,000 shares directly and has 14,400 shares subject to options exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 31787P 10 8                                        Page 4 of 11 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                         LDI Management, Inc.
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS            BK, AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION                          Indiana
--------------------------------------------------------------------------------
       NUMBER OF     7          SOLE VOTING POWER                           0
        SHARES      ------------------------------------------------------------
     BENEFICIALLY    8          SHARED VOTING POWER                 5,587,516*
       OWNED BY     ------------------------------------------------------------
         EACH        9          SOLE DISPOSITIVE POWER                      0
       REPORTING    ------------------------------------------------------------
        PERSON      10          SHARED DISPOSITIVE POWER            5,587,516*
         WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,587,516*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             74.1%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------

*        On February 16, 1998,  the Issuer,  LDI  AutoPaints,  Inc.,  an Indiana
         corporation ("AutoPaints"),and Lacy Distribution, Inc., an Indiana corporation ("Distribution"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger was completed on June 30, 1998 (the "Effective Date"). Pursuant to the terms of the Merger
         Agreement, as of the Effective Date, AutoPaints was merged with and into the Issuer, with the Issuer being the surviving corporation. In accordance with the terms of the Merger Agreement, all of the issued and outstanding shares of AutoPaints owned by Distribution and the 4,045,100 shares of common stock of the Issuer owned by AutoPaints immediately prior to the Effective Date were cancelled and converted into the right of Distribution to receive (a) 4,045,100 shares of common stock of the Issuer, issued in respect of the shares owned by AutoPaints that were cancelled in the merger, and (b) 1,542,416 additional shares of common stock of the Issuer, resulting in Distribution owning 5,587,516 shares, or approximately 74.1%, of the common stock of the Issuer. A copy of the Merger Agreement is attached hereto as Exhibit 3. Distribution is a wholly-owned subsidiary of LDI, Ltd., an Indiana limited partnership ("LDI"). LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. In addition to the shares listed in column 11, Andre B. Lacy also owns 12,000 shares directly and has 14,400 shares subject to options exercisable within 60 days.

                                  SCHEDULE 13D

CUSIP No. 31787P 10 8                                         Page 5 of 11 Pages
---------------------                                         ------------------


1          NAME OF REPORTING PERSON                            Andre B. Lacy
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS            BK, AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION                          U.S.A.
--------------------------------------------------------------------------------
       NUMBER OF      7          SOLE VOTING POWER                           0
        SHARES      ------------------------------------------------------------
     BENEFICIALLY     8          SHARED VOTING POWER                 5,587,516*
       OWNED BY     ------------------------------------------------------------
         EACH         9          SOLE DISPOSITIVE POWER                      0
       REPORTING    ------------------------------------------------------------
        PERSON       10          SHARED DISPOSITIVE POWER            5,587,516*
         WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,587,516*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             74.1%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------
*        On February 16, 1998,  the Issuer,  LDI  AutoPaints,  Inc.,  an Indiana
         corporation ("AutoPaints"),and Lacy Distribution, Inc., an Indiana corporation ("Distribution"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger was completed on June 30, 1998 (the "Effective Date"). Pursuant to the terms of the Merger
         Agreement, as of the Effective Date, AutoPaints was merged with and into the Issuer, with the Issuer being the surviving corporation. In accordance with the terms of the Merger Agreement, all of the issued and outstanding shares of AutoPaints owned by Distribution and the 4,045,100 shares of common stock of the Issuer owned by AutoPaints immediately prior to the Effective Date were cancelled and converted into the right of Distribution to receive (a) 4,045,100 shares of common stock of the Issuer, issued in respect of the shares owned by AutoPaints that were cancelled in the merger, and (b) 1,542,416 additional shares of common stock of the Issuer, resulting in Distribution owning 5,587,516 shares, or approximately 74.1%, of the common stock of the Issuer. A copy of the Merger Agreement is attached hereto as Exhibit 3. Distribution is a wholly-owned subsidiary of LDI, Ltd., an Indiana limited partnership ("LDI"). LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. In addition to the shares listed in column 11, Andre B. Lacy also owns 12,000 shares directly and has 14,400 shares subject to options exercisable within 60 days.

ITEM 1.           SECURITY AND ISSUER.

         Title of Security:         Common Stock, No Par Value

         Issuer:                    FinishMaster, Inc.
                                    54 Monument Circle, Suite 700
                                    Indianapolis, Indiana 46204


ITEM 2.        IDENTITY AND BACKGROUND.

         (a)-(c), (f) This Statement is being filed jointly by: (i) Lacy Distribution, Inc. ("Distribution"), (ii) LDI, Ltd. ("LDI"), (iii) LDI Management, Inc. ("LDIM") and (iv) Andre B. Lacy (collectively, the "Reporting Persons"). Attached hereto as Exhibit 1 is a copy of an agreement among Distribution, LDI, LDIM and Andre B. Lacy relating to the joint filing of this Statement as required by Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

         Distribution, an Indiana corporation and a wholly-owned subsidiary of LDI, is a holding company for LDI's distribution group, which consists of Ed Tucker Distributor, Inc., Answer Products, Inc. and Tucker Rocky Distributing Canada, Inc. (collectively, the "Tucker-Rocky Distributing Companies") and Major Video Concepts, Inc. The Tucker-Rocky Distributing Companies are wholesale distributors of after-market parts, apparel and accessories for motorcycle, watercraft and snowmobile enthusiasts. Major Video Concepts, Inc. is a wholesale distributor of movie cassettes. Distribution's principal business address, and the address of its principal office, is 54 Monument Circle, Suite 800, Indianapolis, Indiana 46204.

         LDI, an Indiana limited partnership, is a privately-held management and investment holding company. LDI's holdings include Distribution (its wholesale distribution group) and a private investment portfolio. Its principal business address, and the address of its principal office, is 54 Monument Circle, Suite 800, Indianapolis, Indiana 46204.

         LDIM, an Indiana corporation, is the managing general partner of LDI. Its principal business address, and the address of its principal office, is 54 Monument Circle, Suite 800, Indianapolis, Indiana 46204.

         Andre B. Lacy is a general partner of LDI and the sole shareholder of LDIM. The schedule set forth in Exhibit 2 annexed hereto, which provides identity and background information on Mr. Lacy and the directors, executive officers and 5% or greater controlling shareholders of Distribution and LDIM, is incorporated herein by reference.

         (d) and (e) During the last five years, neither Distribution, LDI, LDIM, Andre B. Lacy, nor any persons controlling Distribution, LDI or LDIM, nor, to the best knowledge of Distribution, LDI, LDIM or Andre B. Lacy, any of the persons listed on Exhibit 2 annexed hereto, (i) has been convicted

                                                      6 of 11
in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 16, 1998, the Issuer, LDI AutoPaints, Inc., an Indiana corporation and wholly owned subsidiary of Distribution and indirect subsidiary of LDI ("AutoPaints") and Distribution entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger was completed on June 30, 1998 (the "Effective Date"). Pursuant to the terms of the Merger Agreement, as of the Effective Date, AutoPaints was merged with and into the Issuer, with the Issuer being the surviving corporation. As of the Effective Date, all of the issued and outstanding shares of AutoPaints owned by Distribution and the 4,045,100 shares of common stock of the Issuer owned by AutoPaints immediately prior to the Effective Date were cancelled and converted into the right of Distribution to receive (a) 4,045,100 shares of common stock of the Issuer, issued in respect of the shares owned by AutoPaints that were cancelled in the merger, and (b) 1,542,416 additional shares of common stock of the Issuer, resulting in Distribution owning 5,587,516 shares, or approximately 74.1%, of the common stock of the Issuer. A copy of the Merger Agreement is attached hereto as
Exhibit 3. In  addition  to the  shares  listed  above,  Andre B. Lacy also owns
12,000 shares directly and has 14,400 shares subject to options exercisable within 60 days.

ITEM 4.           PURPOSE OF TRANSACTION.

         (a)-(j) One purpose of the transaction was to comply with the equity investment requirement under a bank credit facility to which the Issuer is a party. In addition, the Issuer undertook the transaction in an effort to realize certain efficiencies from the combination and integration of the Florida division of AutoPaints and the southeast operations of the Issuer. The Issuer expects to realize certain economies through the consolidation of overlapping sales, inventory, distribution and administrative functions.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Distribution beneficially owns 5,587,516 Shares, representing approximately 74.1% of the issued and outstanding shares of common stock of the Issuer.

         LDI, as the sole shareholder of Distribution, beneficially owns 5,587,516 Shares, representing approximately 74.1% of the issued and outstanding shares of common stock of the Issuer.

         LDIM, as the managing general partner of LDI, beneficially owns 5,587,516 Shares, representing approximately 74.1% of the issued and outstanding shares of common stock of the Issuer.

                                                      7 of 11

         Andre B. Lacy, as a general partner of LDI and the sole shareholder of LDIM, beneficially owns 5,587,516 Shares, representing approximately 74.1% of the issued and outstanding shares of common stock of the Issuer. In addition to the shares listed in column 11, Andre B. Lacy also owns 12,000 shares directly and has 14,400 shares subject to options exercisable within 60 days.

         (b)   Distribution:
                        Sole Voting Power:                               0
                        Shared Voting Power:                        5,587,516
                        Sole Dispositive Power:                          0
                        Shared Dispositive Power:                   5,587,516

               LDI:
                        Sole Voting Power:                               0
                        Shared Voting Power:                        5,587,516
                        Sole Dispositive Power:                          0
                        Shared Dispositive Power:                   5,587,516

               LDIM:
                        Sole Voting Power:                               0
                        Shared Voting Power:                        5,587,516
                        Sole Dispositive Power:                          0
                        Shared Dispositive Power:                   5,587,516

               Andre B. Lacy:
                        Sole Voting Power:                             26,400
                        Shared Voting Power:                        5,587,516
                        Sole Dispositive Power:                        26,400
                        Shared Dispositive Power:                   5,587,516

         (c)-(e)        N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following material is filed as exhibits:

                  1. Agreement, dated as of June 12, 1996, by and among Distribution, LDI, LDIM and Andre B. Lacy relating to the joint filing of this Amendment 1 to Schedule 13D.

                                                      8 of 11

                  2 Schedule of identity and background information on the directors, executive officers and controlling shareholders of Distribution and LDIM.

                  3.       Agreement  and Plan of  Merger,  dated  February  16,
                           1998,  by  and  among  the  Issuer,   AutoPaints  and
                           Distribution.


                                                      9 of 11

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 15, 1999


                                   LACY DISTRIBUTION, INC.

                                   By:  /s/ Andre B. Lacy
                                   ------------------------------
                                   Name:    Andre B. Lacy
                                   Title:   Chairman, President & CEO



                                   LDI, LTD.


                                   By:      LDI MANAGEMENT, INC., as managing
                                                 general partner


                                   By:  /s/ Andre B. Lacy
                                   ------------------------------
                                   Title:   Chairman, President & CEO



                                   LDI MANAGEMENT, INC.

                                   By:  /s/ Andre B. Lacy
                                   ------------------------------
                                   Name:    Andre B. Lacy
                                   Title:   Chairman, President & CEO


                                   /s/ Andre B. Lacy
                                   ------------------------------
                                   Andre B. Lacy



                                            10 of 11

                                13D EXHIBIT INDEX

EXHIBIT                                      DESCRIPTION

1. Agreement, dated as of June 12, 1996, by and among Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of this Amendment 1 to
         Schedule 13D.

2. Schedule of identity and background information on the directors, executive officers and controlling shareholders of Distribution and LDIM.

3. Agreement and Plan of Merger, dated as of February 16, 1998, by and among the Issuer, AutoPaints and Distribution.